SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number 001-38177

Clementia Pharmaceuticals Inc.

(Translation of registrant’s name into English)

4150 St Catherine Street West, Suite 550

Montreal, Quebec, Canada, H3Z 2Y5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into Clementia Pharmaceuticals Inc.’s Registration Statement on Form F-3 (File No. 333-227726).

EXHIBITS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.2	Interim Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clementia Pharmaceuticals Inc.

Date: November 7, 2018	By:	/s/ Steve Forte
	Name:	Steve Forte
	Title:	Chief Financial Officer